

ALTAI RESOURCES INC.

CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2009 AND 2008

ARIS
12-31-09

FELDMAN & ASSOCIATES, LLP
CHARTERED ACCOUNTANTS
LICENSED PUBLIC ACCOUNTANTS

1131A Leslie Street | Suite 201
Toronto | Ontario | M3C 3L8
tel 416 924 4900
fax 416 924 9377

AUDITORS' REPORT

To the Shareholders of Altai Resources Inc.

We have audited the consolidated balance sheet of Altai Resources Inc. as at December 31, 2009 and the consolidated statements of operations, comprehensive income (loss) and deficit and cash flows for the year then ended. These consolidated financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the company as at December 31, 2009 and the results of its operations and its cash flows for the year then ended in accordance with Canadian generally accepted accounting principles.

The consolidated financial statements as at December 31, 2008 and for the year then ended were audited by another firm of auditors who expressed an opinion without reservation on these statements in their report dated March 11, 2009.

Feldman & Associates, LLP

Chartered Accountants
Licensed Public Accountants

Toronto, Ontario
April 10, 2010

ALTAI RESOURCES INC.
CONSOLIDATED BALANCE SHEETS
AS AT DECEMBER 31, 2009 AND 2008

	2009	2008 (Restated - Note 18)
ASSETS		
Current		
Cash and cash equivalents	$ 3,822,375	$ 5,635,283
Marketable securities (Note 3)	1,440,910	114,290
Amounts receivable	76,696	9,144
Prepaid expenses	2,847	5,695
	5,342,828	5,764,412
Note receivable (Note 4)	1	1
Investment in subsidiaries (Note 5)	2	2
Interests in mining properties (Note 6)	860,114	851,715
Natural gas interests (Note 7)	31,862,869	31,352,176
Technology project (Note 8)	1	1
Capital assets (Note 9)	14,505	19,727
	$38,080,320	$37,988,034
LIABILITIES		
Current		
Accounts payable and accrued liabilities	$ 32,207	$ 57,918
Current portion of consulting charge payable (Note 13b)	–	35,100
	32,207	93,018
Future tax liability (Note 16)	7,448,211	7,448,211
	7,480,418	7,541,229
Related party transactions (Note 13)		
Commitments (Note 14)		
SHAREHOLDERS' EQUITY		
Share capital (Note 10a)	35,678,910	35,768,839
Share purchase warrants (Note 10b)	1,407,000	1,287,000
Contributed surplus (Note 11)	863,210	861,310
Deficit	(7,459,098)	(7,417,942)
Accumulated other comprehensive income (loss) (Note 12)	109,880	(52,402)
	30,599,902	30,446,805
	$38,080,320	$37,988,034

The accompanying notes are an integral part of the consolidated financial statements.

Approved on behalf of the board:

"Niyazi Kacira"
Director

"Maria Au"
Director

ALTAI RESOURCES INC.
CONSOLIDATED STATEMENTS OF OPERATIONS, COMPREHENSIVE INCOME (LOSS) AND DEFICIT
FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008

	2009	2008 (Restated - Note 18)
CONSOLIDATED OPERATIONS		
Revenue		
Investment and miscellaneous income	$ 57,455	$ 152,860
	57,455	152,860
Expenses		
Administrative expenses	75,273	47,738
Write down investment in subsidiaries	–	556,468
Provision for doubtful note receivable	–	546,902
Stock-based compensation cost	17,900	640,400
Amortization	5,438	1,882
	98,611	1,793,390
Net loss before income taxes	(41,156)	(1,640,530)
Income taxes (Note 16)	–	54,873
Net loss	(41,156)	(1,585,657)
Other comprehensive loss (net of taxes)		
Increase (decrease) in fair value of available for sale investments (net of taxes (recovery) - $26,776; 2008 – ($24,150)	135,506	(120,030)
Comprehensive income (loss)	$ 94,350	$(1,705,687)
Net loss per share – basic and fully diluted	$ (0.00)	$ (0.04)

CONSOLIDATED DEFICIT		
Balance, beginning of year	$(7,417,942)	$(5,832,285)
Net loss	(41,156)	(1,585,657)
Balance, end of year	$(7,459,098)	$(7,417,942)

The accompanying notes are an integral part of the consolidated financial statements.

ALTAI RESOURCES INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008

	2009	2008 (Restated - Note 18)
Operating activities		
Net loss	$ (41,156)	$(1,585,657)
Items not affecting cash		
Stock-based compensation	17,900	640,400
Write down investment in subsidiaries	–	556,468
Provision for doubtful loan receivable	–	546,902
Option income received in marketable securities	–	(55,000)
Abandonment and write offs	–	400
Amortization	5,438	1,882
Future income tax recoverable	–	(54,873)
	(17,818)	50,522
Changes in non-cash working capital balances:		
Amounts receivable	(67,552)	(4,244)
Prepaid expenses	2,848	(5,695)
Accounts payable and accrued liabilities	(25,711)	25,603
Consulting payable	(35,100)	(35,100)
	(143,333)	31,086
Investing activities		
Interests in mining properties	–	72,500
Deferred exploration expenditures	(8,399)	(656)
Natural gas interests	(510,693)	(605,349)
Purchase of marketable securities	(1,164,338)	–
Purchase of capital assets	(216)	(21,467)
Increase in loan receivable	–	(272,982)
Investment in subsidiaries	–	(2,595)
	(1,683,646)	(830,549)
Financing activities		
Issue of shares	15,000	5,941,380
Shares issue costs	(929)	(73,727)
	14,071	5,867,653
Increase (decrease) in cash and cash equivalents	(1,812,908)	5,068,190
Cash and cash equivalents, beginning of year	5,635,283	567,093
Cash and cash equivalents, end of year	$ 3,822,375	$ 5,635,283

The accompanying notes are an integral part of the consolidated financial statements.

ALTAI RESOURCES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2009 AND 2008

1. Nature of operations

Altai Resources Inc. (the "Company") has interests in resource properties which it is in the process of exploring and has not yet determined whether these properties contain reserves that are economically recoverable. The recoverability of expenditures on resource properties, including deferred exploration expenditures, is dependent upon the existence of economically recoverable resource reserves, the ability of the Company to obtain necessary financing to complete the exploration and the development of the resource properties, and upon future profitable production or proceeds from the disposition thereof.

The Company is currently dependent upon new financing such as issuances of common shares to provide the funding necessary to meet its general operating expenses and capital expenditures requirements as they arise. The Company will require additional financing to continue to explore its resource properties and natural gas interests.

The ability of the Company to continue as a going concern and the recoverability of amounts shown for mining properties and natural gas interests are dependent upon the discovery of economically recoverable reserves, confirmation of the Company's ownership in the underlying mineral claims, the acquisition of required permits to mine, and the ability of the Company to obtain necessary financing to complete exploration and development; and the future profitable production or proceeds from disposition of such properties. These financial statements do not give effect to adjustments that would be necessary to the carrying values and classification of assets and liabilities should the Company be unable to continue as a going concern.

2. Summary of significant accounting policies

Management has prepared the accompanying consolidated financial statements in Canadian dollars and in accordance with Canadian generally accepted accounting principles. The significant accounting policies used in the presentation of the consolidated financial statements are as follows:

(a) Basis of consolidation
The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries; Altai Investments Inc., Petro St-Pierre Inc., Altai Technologies Inc., Altai America Inc. and Compania Minera Carrera S.A. All inter-company accounts and transactions have been eliminated upon consolidation.

(b) Fair value of investments
Marketable securities are recorded at fair value and are classified as available for sale assets. Gains and losses are recorded in other comprehensive income until the shares are sold or impaired at which time the amounts would be recorded in net earnings.

(c) Cash and cash equivalents
Cash and cash equivalents include short term deposits with terms to maturity of ninety days or less when acquired.

(d) Interests in mining properties
Interest in mineral properties and deferred exploration expenditures are carried at cost until they are brought into production, at which time they are depleted on a unit-of production method based on proven and probable reserves. If a property is subsequently determined not to be economic, the property and related deferred costs are written down to net realizable value. Other general exploration expenses are charged to operations as incurred. The cost of exploration properties abandoned or sold and their related deferred exploration costs are charged to operations in the current year.

The Company reviews capitalized costs on its property interests on a periodic basis but at least annually and recognizes an impairment in value based upon a review of exploration results, whether the Company has significant exploration plans in the immediate future and upon management's assessment of the future probability of profitable revenues from the property or from the sale of the property. The recoverability of costs incurred on the mineral properties is dependent upon numerous factors including exploration results, environmental risks, commodity risks, political risks, and the Company's ability to attain profitable production. Management's assessment of the property's estimated current fair market value may also be based upon a review of other property transactions that have occurred in the same geographic area as that of the property under review.

Costs include the cash consideration and the fair market value of the shares issued for the acquisition of exploration properties. The carrying value is reduced by option proceeds received until such time as the property cost and deferred expenditures are reduced to nominal amounts. Properties acquired under option agreements or by joint ventures, whereby payments are made at the sole discretion of the Company, are recorded in the accounts at the time of payment.

(e) Natural gas interests

The Company follows the full cost method of accounting whereby all expenditures associated with the acquisition of gas properties and expenditures for carrying and retaining and for exploration of undeveloped properties are capitalized.

If economically profitable gas reserves are developed in a property, the capitalized costs of the property are amortized using units of production for the year, based on probable and proven gas reserves. If it is determined that capitalized acquisition, exploration and development costs are not recoverable over the estimated useful life of the property, or if the project is abandoned, the project is written down to its net realizable value. The recovery of amounts recorded as gas properties depends on the discovery of economically recoverable reserves, the Company's ability to obtain the necessary financing to complete development and future profitable production or the proceeds from disposal of such properties. Amounts recorded under gas properties do not necessarily represent the present or future value.

(f) Flow-through financings

The Company may issue securities referred to as flow-through shares, whereby the investor may claim the tax deductions arising from the expenditure of the proceeds. When resource expenditures are renounced to the investors and the Company has reasonable assurance that the expenditures will be completed, future income tax liabilities are recognized (renounced expenditures multiplied by the effective corporate tax rate) and share capital is reduced. Previously unrecognized tax assets may then offset or eliminate the liability recorded.

(g) Impairment of long-lived assets

CICA Section 3063 "Impairment of long-lived assets" requires the Company to assess the impairment of long-lived assets, which consists primarily of resource properties and plant and equipment, whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. Recoverability of assets to be held and used are measured by a comparison of the carrying value of the asset to future undiscounted net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the amount of the impairment is measured by the amount by which the carrying amount of the asset exceeds its fair value.

(h) Asset retirement obligations

CICA Section 3110 "Asset retirement obligations" requires that the fair value of a liability or an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The estimate excludes the residual value of the related assets. The associated retirement costs are capitalized as part of the carrying amount of the long lived assets and amortized over the life of the asset. The amount of liability is subject to re-measurement at each reporting period. This differs from prior practice which involved accruing for the estimated retirement obligation through annual charges to earnings over the estimated life of the property. At the present time, the Company has concluded that there are no asset retirement obligations associated with any of its properties.

(i) Capital assets

Capital assets are stated at cost less accumulated amortization. Amortization of capital assets has been provided in the accounts on the straight line basis at the following rates:

1) Computer equipment – over 3 years
2) Website development – over 3 years
3) Furniture and fixtures – over 5 years
4) Leasehold improvement – over lease term of 5 years

(j) Foreign currency translation

The Company's subsidiaries are all considered to be integrated operations. Accordingly, monetary assets and liabilities denominated in foreign currencies are translated into Canadian dollars at the rate of exchange prevailing at the end of the reporting period. Non-monetary assets and liabilities denominated in foreign currencies are translated at historical rates. All revenue and expenses denominated in foreign currencies are translated at rates of exchange prevailing at the transaction dates. Gains or losses resulting from translation are included in the determination of net income (loss) for the period.

(k) Use of estimates

The preparation of consolidated financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. These estimates are based on management's best knowledge of current events and actions that the Company may undertake in the future. Actual results could differ from those estimates.

(l) Income taxes

The Company follows the liability method of tax allocation in accounting for income taxes. Under this method, future income tax assets and liabilities are recognized for the future tax consequences attributable to differences between the consolidated financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Future income tax assets and liabilities are measured using enacted or substantively enacted tax rates and laws expected to apply to taxable income in the year in which those temporary differences are expected to be recovered or settled.

(m) Stock-based compensation cost

CICA Section 3870 "Stock-based compensation and other stock-based payments" requires that the fair value based method be applied to awards granted to employees. The Company recognizes the stock-based compensation cost related to options granted on the basis of fair value at the date of grant in accordance with the fair value method of accounting for stock-based compensation.

(n) Earnings (loss) per common share

Basic earnings (loss) per share is calculated using the weighted average number of shares outstanding. Diluted earnings per share is calculated using the treasury stock method. In order to determine diluted earnings per share, the treasury stock method assumes that any proceeds from the exercise of dilutive stock options and warrants would be used to repurchase common shares at the average market price during the period, with the incremental number of shares being included in the denominator of the diluted earnings per share calculation to the extent that it is dilutive.

(o) Changes in accounting policies

Effective January 1, 2009, the Company adopted prospectively the following new CICA Handbook accounting and reporting standards for annual and interim financial statements.

(i) In January 2009, the CICA's Emerging Issues Committee concluded that an entity's own credit risk and the credit risk of the counterparty should be taken into account in determining the fair value of financial assets and financial liabilities, including derivative instruments. The application of incorporating credit risk into the fair value should result in entities re-measuring the financial assets and financial liabilities as at the beginning of the period of adoption. This abstract should be applied retrospectively without restatement of prior periods to all financial assets and liabilities measured at fair value in interim and annual financial statements for periods ending on or after January 20, 2009. Retrospective application with restatement of prior periods is also permitted. The adoption of this standard did not impact the position or earnings of the Company.

(ii) The CICA Handbook Section 3064, Goodwill and Intangible Assets, which clarifies that costs can be deferred only when they relate to an item that meets the definition of an asset. As a result, start-up costs must be expensed as incurred. CICA Handbook Section 1000, Financial Statement Concepts, was also amended to provide consistency with this new standard. The adoption of this standard did not impact the financial position or earnings of the Company.

(iii) In June 2009, the Canadian Accounting Standards Board ("AcSB") issued the amendments to CICA Handbook Section 3862, Financial Instruments – Disclosures, which reflect the corresponding amendments made by the International Accounting Standards Board to IFRS 7, Financial Instruments: Disclosures, in March 2009.

The amendments require that all financial instruments measured at fair value be presented into one of the three hierarchy levels set forth below for disclosure purposes (see note 19). Each level is based on the transparency of the inputs used to measure the fair value of assets and liabilities.

(i) Level 1: Inputs are unadjusted quoted prices of identical instruments in active markets.
(ii) Level 2: Valuation models which utilize predominately observable market inputs.
(iii) Level 3: Valuation models which utilize predominately non-observable market inputs.

The classification of a financial instrument in the hierarchy is based upon the lowest level of input that is significant to the measurement of fair value. The amendments to Section 3862 also require additional disclosure relating to the liquidity risk associated with financial instruments (see note 21(b)). The amendments improve disclosure of financial instruments specifically as it relates to fair value measurements and liquidity risk. The adoption of the amendments did not impact the Company's financial position or results of operations.

(iv) On March 27, 2009, the Emerging Issues Committee of the CICA issued an abstract EIC-174, "Mining Exploration Costs", which provides further guidance on the interpretation of capitalization of exploration costs related to mining properties in particular, and on impairment of long-lived assets in general. The adoption of this abstract by the Company had no impact on its financial statements.

(p) Future accounting changes

i) **International Financial Reporting Standards ("IFRS")**
In February 2008, the CICA Accounting Standard Board confirmed the changeover from Canadian GAAP to IFRS to be applied to publicly accountable enterprises effective for interim and annual financial statements for fiscal years beginning on or after January 1, 2011.

The Company is continuing to assess the impact on its consolidated financial statements and is developing an implementation plan.

ii) **Business Combinations (Section 1582), Consolidated Financial Statements (Section 1601), and Non-controlling interests (Section 1602)**
In January 2009, the CICA issued Handbook Sections 1582, Business Combinations, ("Section 1582"), 1601, Consolidated Financial Statements, ("Section 1601") and 1602, Non-controlling Interests, ("Section 1602") which replace CICA Handbook Sections 1581, Business Combinations, and 1600, Consolidated Financial Statements. Section 1582 establishes standards for the accounting for business combinations that is equivalent to the business combination accounting standard under International Financial Reporting Standards ("IFRS"), and will be applicable to business combinations with acquisition dates on or after January 1, 2011. Early adoption of this section is permitted. Section 1601 together with Section 1602 establishes standards for the preparation of consolidated financial statements, and will be applicable to the Company's interim and annual consolidated financial statements for the fiscal year beginning January 1, 2011. Early adoption of this section is permitted. If the Company chooses to early adopt any one of these sections, the other two sections must also be adopted at the same time. The Company is evaluating the impact of the adoption of these sections on its future acquisitions.

3. Marketable securities

The available-for-sale marketable securities consist of dividend paying Canadian financial and utilities shares and shares of junior resource companies the Company received pursuant to option agreements. Their total fair market values as at December 31, 2009 of $1,440,910 is higher than their total costs of $1,310,801. The unrealized gain or loss is included in other comprehensive income or loss.

4. Note receivable

Altai Philippines Mining Corporation ("Altai Philippines"), a 40% owned subsidiary, has not repaid any part of the note or note interest. In view of the uncertainty in the timing and ability of Altai Philippines in the repayment of the note, the note was written down to $1 in fiscal 2008.

5. Investment in subsidiaries

The Company has 40% equity interest in Altai Philippines Mining Corporation ("Altai Philippines") and some other contractual benefits.

The properties of Altai Philippines are Sibuyan Island lateritic nickel-cobalt property, Negros Island sulfur property and Lahuy Island gold property.

a) In November 2004, Altai Philippines entered into an option agreement with a consortium headed by Sunshine Gold Pty Ltd ("Sunshine") of Australia on Altai Philippines' nickel laterite property on Sibuyan Island ("Sibuyan property"). Under the option agreement, Sunshine, after satisfactory due diligence on the property, would have ninety days from the date of Altai Philippines obtaining approval of the Mineral Production Sharing Agreement (MPSA) application for the property to exercise the option to purchase the Sibuyan property. Sunshine was to fund the expenses for the MPSA application. As at December 31, 2009, the transaction had not yet been closed.

b) In June 2008, Altai Philippines entered into an agreement to sell its Negros Island sulphur property to a private Philippine company (the "Optionee") for US$1,500,000 payable in three instalments over a maximum of 6 years (US$500,000 every two years or less) subject to certain approvals of the Philippine Government. As at December 31, 2009, no instalment payment had been made by the Optionee.

Though there are outstanding sale option agreements on two of the three properties of Altai Philippines, there is uncertainty in the timing of the MPSA and other approvals for the properties by the Philippine Government. The Company has therefore written down its investment in Altai Philippines to $1 in 2008.

6. Interests in mining properties

	Balance, Beginning of year	Expenditure	Grant	Balance, End of year
Malartic Township, Quebec				
Property	$123,711	$ –	$ –	$123,711
Expenditure	728,004	8,764	(365) (i)	736,403
	$851,715	$8,764	$ (365)	$860,114

(i) Grant from the Quebec Government

Malartic Township gold property, Quebec

The Company owns 50% working interest in the Malartic Township gold property of three mining claims totalling 120 hectares (300 acres) in Quebec. The other 50% working interest is owned by the property joint-venture partner, Globex Mining Enterprises Inc. ("Globex"), which names the project "Blackcliff gold property".

The option agreement on the property with C2C Gold Corporation Inc. ("C2C") which took effect in September

2007 was terminated in October 2009 by the Company and Globex due to C2C's failure to fulfill its obligations under the agreement. C2C did not earn any interest in the property.

7. **Natural gas interests**

	Balance, Beginning of year	Expenditure	Option and Grant		Balance, End of year
a) **Sorel-Trois Rivieres property, St. Lawrence Lowlands, Quebec**	$31,348,428	$572,477	$ (93,652)	(i)	$31,827,253
b) **Sept-Iles property, Quebec North**	3,748	44,359	(12,491)	(ii)	35,616
Total	$31,352,176	$616,836	$(106,143)		$31,862,869

(i) Grant from the Quebec Government

(ii) Includes $470 grant from the Quebec Government.

a) **Sorel-Trois Rivieres natural gas property, Quebec**

At the beginning of 2008, the Company owned a 59.4% working interest in the property, and the remaining interest (40.6%) was owned by Petro St-Pierre Inc. ("PSP"), the property joint-venture partner.

In October 2008, the Company completed its acquisition of 100% of PSP. For the purchase of all issued and outstanding shares of PSP, the Company issued 8,199,998 common shares at a deemed value of $2.60 per share and paid $327,018 cash to the PSP's former shareholders, and made a loan of $272,982 to PSP for it to discharge all its debts outstanding prior to the transaction closing date. The purchase price of PSP has been allocated to the expenditure of the property.

After the acquisition of PSP, the Company owns 100% interest in the property.

At December 31, 2009 the Company had 100% interest in fourteen oil and gas and reservoir permits in the Sorel-Trois Rivieres area, St. Lawrence Lowlands region of Quebec, covering 114,344 hectares (282,544 acres).

The Company also has 15% gross royalty on all net receipts from the permit (#2002PG625 or successor permit) of 13,290 hectares (32,840 acres) that Talisman Energy Canada has 100% working interest.

Mengold Resources Inc. holds a 10% net profit interest participation in the Company's future share of net profits of the permit existing at October 27, 1990 after payback from that permit. Mengold's participation is limited to the recovery of its investment carrying value of $259,010.

b) **Sept-Iles gas property, Sept-Iles, Quebec North**

Altai has a gas permit of 24,042 hectares (59,408 acres) ("Property") in the Sept-Iles area, Quebec North Region, which is about 750 km north east of the Sorel-Trois Rivieres oil and gas property.

The November 2008 Farmin Option Agreement ("Agreement") with RJK Explorations Ltd. ("RJK") for RJK to earn 100% interest in the Property from Altai was terminated in May 2009 by RJK which had not earned any interest in the Property. During the year, RJK paid $12,021 under this option agreement.

8. **Technology project**

The Company, through its wholly-owned subsidiary, Altai Technologies Inc. ("Altai Technologies"), has one high technology project, the Mapcheck Inc. project which has been written down to a nominal value of $1 in 2001.

The Company has a loan agreement with Altai Technologies that the total amount of all expenses, including any investment payments for the projects of Altai Technologies, which have been and will be paid by the Company on behalf of Altai Technologies in excess of $400,000 will be treated as a non-interest bearing loan and will be repayable to the Company immediately upon the earlier of the completion of any financing of Altai Technologies or the day before Altai Technologies becomes a publicly traded company. The Company has taken a provision against the collectability of the loan.

9. Capital assets

	2009			2008		
	Cost	Accumulated amortization	Net	Cost	Accumulated amortization	Net
Computer equipment	$ 1,780	$ 861	$ 919	$ 3,271	$2,011	$ 1,260
Website development	6,750	2,437	4,313	6,750	187	6,563
Furniture and fixtures	1,350	338	1,012	11,802	1,180	10,622
Leasehold improvement	11,802	3,541	8,261	1,350	68	1,282
	$21,682	$7,177	$14,505	$23,173	$3,446	$19,727

10. Share capital

a) Share capital

Authorized

An unlimited number of common shares of no par value.

Issued and outstanding common shares

	No. of shares	Amount
Balance at December 31, 2007	**28,856,554**	**$ 9,538,244**
Issued pursuant to private placements financings, net	10,200,000	3,819,273
Issued pursuant to exercise of warrants	1,800,000	630,000
Issued pursuant to exercise of stock options	357,000	210,200
Issued for acquisition of Petro-St-Pierre Inc.	8,199,998	21,319,995
Fair value of warrants exercised		306,000
Tax benefits renounced – flow-through shares		(54,873)
Balance at December 31, 2008	**49,413,552**	**35,768,839**
Issued pursuant to exercise of stock option (i)	100,000	31,000
Share purchase warrants (ii)		(120,000)
Share issuance costs relating to warrant term extension		(929)
Balance at December 31, 2009	**49,513,552**	**$35,678,910**

(i) During the year ended December 31, 2009, 100,000 stock options were exercised for $0.15 per share for total proceeds of $15,000. Pursuant to the exercise of stock options, amounts of $16,000 in contributed surplus were reallocated to share capital.

(ii) In March 2009, the Company extended the warrant term of 1,000,000 common share purchase warrants to May 4, 2010 which were issued in 2008 under a private placement of 2 million units at $0.95 per unit on May 5, 2008. These warrants are exercisable at $1.25 per common share purchase warrant. The fair value of the warrants was estimated at the date of the extension being granted using the Black-Scholes option pricing model with the following assumptions: expected volatility of 69%; expected dividend yield 0.0%; risk free interest rate 2.43%; expected life – 1 year. The fair value of the warrants was $120,000.

In October 2009, the remaining 219,667 escrowed common shares were released. Thereafter the Company had no escrow common shares.

b) Warrants

A summary of the status of the Company's warrants as at December 31, 2009 and 2008 and the changes during the years then ended is presented below:

Warrants	2009 No. of warrants	2009 Weighted average exercise price	2008 No. of warrants	2008 Weighted average exercise price
Outstanding, at beginning of year	5,100,000	$0.76	1,800,000	$0.35
Issued	-	-	5,100,000	0.76
Exercised	-	-	(1,800,000)	0.35
Outstanding, at end of year	**5,100,000**	**$0.76**	**5,100,000**	**$0.76**

The following table summarizes the warrants outstanding as at December 31, 2009:

Number of warrants	Exercise price	Expiry date	Warrant value
600,000	$0.60	April 10, 2010	$ 162,000
3,500,000	0.65	April 10, 2010	875,000
1,000,000	1.25	May 4, 2010	370,000
5,100,000			**$1,407,000**

c) Stock options

The 2002 Stock Option Plan which authorizes the Board to grant up to 2,293,000 option shares to directors, officers and employees of the Company or of its subsidiaries is in effect. The options are generally exercisable for up to five years from the date of grant.

The prices of all stock options granted are greater than or equal to the closing fair market value of each common share on the days prior to the options being granted.

At December 31, 2009, there were 753,000 options available for future grants.

During the year, 100,000 options were exercised for proceeds of $15,000.

During the year, the Company granted 100,000 vested options to an officer of the Company at $0.225 per stock option with an expiry date of March 4, 2014.

The fair value of the options granted during the year ended December 31, 2009 was estimated at the date of the grant using the Black-Scholes option pricing model with the following assumptions:

Black-Scholes assumptions used	
Expected volatility	128%
Expected dividend yield	0.0%
Risk-free interest rate	2.08
Expected option life in years	5
Fair value per stock option granted	$0.179
Fair value of stock option granted	$17,900

A Summary of the status of the Company's stock options as at December 31, and changes during the years then ended is presented below:

Stock options	2009 No. of options	2009 Weighted average exercise price	2008 No. of options	2008 Weighted average exercise price
Outstanding, at beginning of year	820,000	$1.181	407,000	$0.144
Granted	100,000	0.225	820,000	1.343
Exercised	(100,000)	0.15	(357,000)	0.368
Cancelled/terminated	(100,000)	0.93	(50,000)	1.204
Outstanding, at end of year	**720,000**	**$1,227**	**820,000**	**$1.181**
Exercisable, at end of year	**720,000**	**$1.227**	**820,000**	**$1.181**

11. Contributed surplus

Contributed surplus transactions for the years ending December 31, are as follows:

	2009	2008
Balance, beginning of year	**$861,310**	**$299,730**
Stock-based compensation (note 10c)	17,900	640,400
Exercise of stock options (note 10a)	(16,000)	(78,820)
Balance, end of year	**$863,210**	**$861,310**

12. Accumulated other comprehensive income (loss)

	2009	2008
Balance, beginning of year	**$(52,402)**	**$ 91,778**
Unrealized gain (loss) of marketable securities	162,282	(144,180)
Balance, end of year	**$109,880**	**$ (52,402)**

13. Related party transactions

The following related parties transactions arose in the normal course of business and have been accounted for at the exchange amount being the amount agreed to by the related parties, which approximates the arms length equivalent value.

a) Consulting services were provided by two officers. Fees for such services amounted to $78,000 (2008 – $48,000). These fees have been allocated to administrative expenses in the amount of $3,245 and resource properties in the amount of $74,755.

b) The fifth (last) instalment ($35,100) of the $175,500 consulting charge payable in equal instalments over 5 years to an officer of the Company per agreement signed in 2004, had been paid in the first quarter of 2009.

14. Office lease commitments

The Company has a 5 year office lease starting from July 1, 2008. The basic rent per month is $1,218 and the additional rent per month for 2009 is approximately $1,621 to April 30, 2009 and $1,487 effective May 1, 2009.

15. Additional information to the cash flow statement

Non-cash investing and financing activities

	2009	2008
Acquisition of private company through issuance of share capital	$ –	$21,319,995
Shares received pursuant to an option agreement	$ –	$ 10,000

16. Income taxes

(a) The provision for (recovery of) income taxes attributable to income before income taxes differs from the amounts computed by applying the combined federal and provincial tax rate of 33.0% (2008 – 33.5%) of pre-tax income (loss) as a result of the following:

	2009	2008
Loss before income taxes	$(41,156)	$(1,640,330)
Computed expected income tax provision (recovery)	(13,581)	(549,577)
Non-deductible stock-based compensation expense	5,907	214,534
Non-capital loss not utilized	5,100	63,824
Tax asset recognized on flow through renunciation	–	(43,536)
Permanent and other differences	2,574	259,882
Provision for (recovery of) income taxes	$ –	$ (54,873)

(b) Significant components of the provision for (recovery of) income taxes for the year ended December 31 are as follows:

	2009	2008
Current tax recovery	$ –	$ –
Future income tax recovery relating to origination and reversal of temporary differences	–	(54,873)
Provision for (recovery of) income taxes	$ –	$(54,873)

(c) The tax effects of temporary differences that give rise to significant portions of the future income tax assets and future income tax liabilities are presented below:

	2009	2008
Future income tax assets		
Non-capital losses carried forward	$ 100,980	$ 132,995
Canadian development, exploration and oil and gas expenditures	540,399	522,600
Total future income tax assets	641,379	655,595
Less: Valuation allowance	641,379	655,595
Net future income tax assets	$ –	$ –
Future income tax liabilities		
Natural gas interests – differences in carrying value and tax costs	$7,448,211	$7,448,211
Net future income tax liabilities	$7,448,211	$7,448,211

The Company has non-capital loss carry forwards of approximately $306,000 (2008 – $288,000) and tax pools of approximately $3,750,000 (2008 – $1,600,000) available to reduce future years' income for tax purposes.

Income tax losses by year of expiry:

2014	$226,000
2015	15,000
2026	47,000
2027	18,000
	$306,000

17. Subsequent events

(a) In February 2010, each of the five directors of the Company was granted 100,000 stock options each, immediately vesting, exercisable at $0.46 per share and expiring on February 21, 2015.

(b) On April 10, 2010, 600,000 warrants with an exercise price of $0.60 and 3,500,000 warrants with an exercise price of $0.65, expired unexercised.

18. Restatement of consolidated financial statements for the year ended December 31, 2008

The Company discovered an error relating to its consolidated financial statements for the year ended December 31, 2008. In those previously released consolidated financial statements, the Company had not properly recognized the following: (1) the future income tax liability related to its acquisition of Petro St-Pierre Inc. (see note 7) and (2) the Company incorrectly accounted for the tax effect of the change in the fair value of its available for sale investments as an income tax expense and a reduction to accumulated other comprehensive income (loss). These consolidated financial statements have been restated to give effect to the adjustment to the purchase price allocation and the related future income tax liability arising from this acquisition and the tax adjustment relating to the change in the fair value of its available for sale investments. The value attributed to the underlying natural gas interests and related exploration expenditures, on the allocation of the purchase price has been increased by $7,448,211 to reflect a future tax liability totaling $7,448,211. This non-cash adjustment has no impact on the net loss for the year ended December 31, 2008, the net cash flows or cash balances as previously reported. The tax adjustment relating to the change in the fair value of its available for sale investments decreased net loss and deficit by $24,150 and increased accumulated other comprehensive income by $24,150. All amounts included within these consolidated financial statements and accompanying notes have been adjusted to reflect this restatement.

The following is a summary of the effects of the aforementioned adjustments on the consolidated financial statements:

	As previously reported December 31, 2008 (a)	Adjustment	As restated December 31, 2008
Natural gas interests	$23,903,965	$7,448,211	$31,352,176
Future tax liabilities	–	7,448,211	7,448,211
Net loss	(1,609,807)	24,150	(1,585,657)
Deficit	(7,442,092)	24,150	(7,417,942)
Accumulated other comprehensive (loss)	(28,252)	(24,150)	(52,402)

(a) As previously disclosed in the December 31, 2008 financial statements filed with regulators in April 2009.

19. Financial instruments hierarchy

The following table presents the Company's financial instruments, measured at fair value on the consolidated balance sheet as at December 31, 2009, categorized into levels of the fair value hierarchy in accordance with Section 3862 of the CICA Handbook and as described in note 2(o):

	Level 1 Quoted market price	Level 2 Valuation technique - observable market Inputs	Level 3 Valuation technique - non-observable market inputs	Total
Financial assets				
Available for sale				
Marketables securities	$1,440,910	–	–	$1,440,910

There were no significant transfers from Level 1 to 2 or Level 2 to 1 during the year ended December 31, 2009.

20. Management of capital

The Company includes the following in its capital as at December 31:

	2009	2008
Shareholders' equity comprised of		
Share capital	$35,678,910	$35,768,839
Warrants	1,407,000	1,287,000
Contributed surplus	863,210	861,310
Deficit	(7,459,098)	(7,417,942)
Accumulated other comprehensive income (loss)	109,880	(52,402)
	$30,599,902	$30,446,805

The Company's objectives when managing capital are:

(a) to ensure that the Company maintains the level of capital necessary to meet the requirements of its exploration programs and current operating expenditures;
(b) to allow the Company to respond to changes in economic and/or marketplace conditions;
(c) to give shareholders sustained growth in shareholder value by increasing shareholders' equity; and
(d) to maintain a flexible capital structure which optimizes the cost of capital at acceptable levels of risk.

The Company manages its capital structure and makes adjustments to it in the light of changes in economic conditions and the risk characteristics of its underlying assets. The Company maintains or adjusts it capital level to enable it to meet its objectives by:

(a) realizing proceeds from the disposition of its investments;
(b) raising capital through equity financings.

The Company is not subject to any capital requirements imposed by a regulator.

The payment of cash dividends does not form part of Altai's current capital management program and, to date, the Company has not declared any cash dividends on its shares. The Company's management is responsible for the management of capital. The Company expects that its current capital resources will be sufficient to discharge its liabilities as at December 31, 2009.

21. Financial risk exposure and risk management

The Company is exposed in varying degrees to a number of risks arising from financial instruments. The Board of Directors has overall responsibility for the establishment and oversight of the Company's risk management framework. Management's close involvement in the operations allows for the identification of risks and variances from expectations. The Board approves and monitors the risk management process.

The types of risk exposure and the way in which such exposures are managed as follows:

(a) Credit risk

Credit risk is the risk of financial loss to the Company if a counterparty to a financial instrument fails to meet its payment obligations. The Company's exposure to credit risk includes cash and cash equivalents and marketable securities. The risk exposure is limited to their carrying amounts at the balance sheet date.

Cash and cash equivalents are maintained with a financial institution. The risk is mitigated because the financial institution is a major institution with high credit ratings. The marketable securities are mainly very liquid securities that are reflected at market value.

(b) Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due. The Company manages its liquidity risk by actively forecasting, planning, reviewing and monitoring expenditures and commitments and anticipated financial requirements.

Cash and cash equivalents on hand at December 31, 2009 are sufficient to fund the Company's ongoing operational needs for the next 12 months.

(c) Market risk

Market risk is the risk that changes in market prices, such as natural gas prices, foreign exchange rates and interest rates will affect the Company's income. The object of market risk management is to manage and control market risk exposures within acceptable parameters, while optimizing the return on risk.

(i) Commodity risk

The ability of the Company to develop its properties and the future profitability of the Company is directly related to the market price of certain minerals and oil and gas prices. The Company does not use derivative financial instruments to reduce its exposure to commodity price risk.

(ii) Currency risk

The Company is not exposed to the financial risk related to the fluctuation of foreign exchange rates. The Company operates mainly in Canada and all of its expenses are incurred in Canadian dollars.

(iii) Interest rate risk

The Company is not exposed to significant interest rate risks since all of its financial instruments can be quickly turned into cash, thus avoiding additional risks.

22. Fair value

The Company has classified its marketable securities as available for sale and measures them at fair value. Accounts payable and accrued liabilities are measured at amortized cost.

The fair value of cash and cash equivalents, amounts receivable, and accounts payable and accrued liabilities on the balance sheet are not materially different from their carrying values due to their short term nature.

FEE RULE

FORM 13-502F1
CLASS 1 REPORTING ISSUERS – PARTICIPATION FEE

Reporting Issuer Name: Altai Resources Inc.

Fiscal year end date used to calculate capitalization: December 31, 2009

Market value of listed or quoted securities: Total number of securities of a class or series outstanding as at the issuer's most recent financial year end	49,513,552 (i)	
Simple average of the closing price of that class or series as of the last trading day of each month of the fiscal year (See clauses 2.11 (a)(ii)(A) and (B) of the Rule)	$0.304 (ii)	
Market value of class or series	(i) X (ii) =	$15,052,120.00 (A)
(Repeat the above calculation for each class or series of securities of the reporting issuer that was listed or quoted on a marketplace in Canada or the United States of America at the end of the fiscal year)		(B)
Market value of other securities: (See paragraph 2.11(b) of the Rule) (Provide details of how value was determined)		(C)
(Repeat for each class or series of securities)		(D)
Capitalization (Add market value of all classes and series of securities)	(A) + (B) + (C) + (D) =	$15,052,120.00
Participation Fee (From Appendix A of the Rule, select the participation fee beside the capitalization calculated above)		$ 700.00
New reporting issuer's reduced participation fee, if applicable (See section 2.6 of the Rule)		
Participation fee / 12 X Number of entire months remaining in the issuer's fiscal year	=	
Late Fee, if applicable (As determined under section 2.5 of the Rule)		N.A.

ALTAI RESOURCES INC.

MANAGEMENT'S DISCUSSION AND ANALYSIS (FORM 51-102F1)

FOR THE YEAR ENDED DECEMBER 31, 2009 **Dated 23 April, 2010**

The selected consolidated financial information set out below and certain comments which follow are based on and derived from the audited consolidated financial statements of Altai Resources Inc. (the "Company" or "Altai") for the years ended December 31, 2009 and 2008 and should be read in conjunction with them.

Additional information relating to the Company is available on SEDAR at www.sedar.com and on Altai's website at www.altairesources.com.

FORWARD LOOKING STATEMENTS

This discussion includes forward-looking statements and assumptions respecting the Company's strategies, future operations, commodity prices and discusses certain issues, risks and uncertainties that can be expected to impact on any of such matters.

By their nature, forward-looking statements are subject to numerous risks and uncertainties that can significantly affect future results. Actual future results may differ materially from those assumed or described in such forward-looking statements as a result of the impact of issues, risks and uncertainties whether described herein or not, which the Company may not be able to control. The reader is therefore cautioned not to place undue reliance on such forward-looking statements.

The Company disclaims any intention or obligation to update or revise these forward-looking statements, as a result of new information, future events or otherwise.

OVERVIEW

The Company is a junior natural resource exploration company with its properties in Canada and the Philippines and at the present time does not have a producing natural resource property.

1) Altai's properties in Canada, all in the Quebec Province as following, were maintained in good standing as at December 31, 2009 and to date:–

a) the 50% owned Malartic gold property (named "Blackcliff gold property" by property joint-venture partner) of 3 claims of 120 hectares (300 acres), in the Val d'Or area of Quebec,
b) the **100% owned Sorel-Trois Rivieres natural gas property, St. Lawrence Lowlands,** of **7** (at December 31, 2009 there were 14 permits covering the same area) **oil and gas and reservoir permits of 114,344 Ha (282,544 acres)** (excluding the permit of 13,290 Ha (32,840 acres) in which Talisman Energy Canada has 100% working interest and Altai has 15% gross royalty), and
c) the 100% owned Sept-Iles gas property, Sept-Iles, of 24,042 hectares (59,408 acres).

2) Malartic gold property, Quebec

a) The Malartic gold property was optioned to C2C Gold Corporation Inc. ("C2C" and name changed to Key Gold Holding Inc. in March 2010) effective September 2007. All cash, shares and royalties to be received under the terms of the option agreement were shared equally by the Company and Globex Mining Enterprises Inc. (jointly the Optionors"). To December 31, 2008, C2C had paid the Optionors $175,000 cash and 600,000 C2C shares.

In late October 2009, the Agreement was terminated by the Optionors due to C2C's failure to fulfil its obligations per the Agreement. C2C did not earn any interest in the property.

In 2008, C2C drilled 4,055 meters at the near surface extension of the No. 2 gold vein zone of the property (where a historical non NI 43-101 compliant resource of 222,433 tonnes grading 7.06 g/t Au was reported in 1988) and reported that numerous shallow mineralized intersections of significant grade and/or thickness were encountered.

3) Sorel-Trois Rivieres natural gas property, St. Lawrence Lowlands, Quebec

a) Altai owns 100% of the Sorel-Trois Rivieres natural gas property ("Property") of 7 oil and gas and reservoir permits of 114,344 Ha (282,544 acres) and 15% gross royalty in the permit of 13,290 Ha (32,840 acres) in which Talisman Energy Canada ("Talisman") has 100% working interest ("Talisman Permit") and which is contiguous to the Altai permits.

Altai's 100% owned property is the largest uncommitted (not farmed-out) contiguous land block of 282,544 acres (among the junior public companies) in the St. Lawrence Lowlands Utica Shale Gas Fairway. Including the 15% gross royalty in the Talisman Permit, the Company holds varying interests in a land package consisting of **315,380 acres located about 5 km west of the Forest Oil Corporation discovery wells in the St. Lawrence Lowlands.**

(i) In April 2008 Forest Oil announced a gas discovery in Utica Shales (Ordovician age) five kilometers east of the Altai Permits. The discovery generated significant market and industry interest in the gas potential of St. Lawrence Lowlands. The initial enthusiasm diminished somewhat due to decrease in natural gas prices.

St. Lawrence Lowlands is an emerging major gas play aggregating to approximately 1.5 million acres. In the last four years about 25 wells were drilled in the play all with gas discoveries. Utica shales (about 150 meters or thicker) and overlying Lorraine shales-siltstones (500 to 2,000 meters) contain gas and both formations are amenable to fracture stimulation for enhanced gas flow. Approximately 220,000 acres of Altai lands are in Tier 2 area (west of Yamaska Fault) where the depth to Utica is less than 1,000 meters. The remainder (60,000 acres) are in Tier 1 area where Utica is at a depth of 1,100 to 1,500 meters. Forest Oil, which controls the lands adjacent to Altai lands to the east, north and south, estimates (in 2008) that recoverable gas potential of the Utica Formation in its land is 93 billion cubic feet (Bcf) per section (640 acres). Talisman (in 2008) puts the recoverable gas potential of Utica at 25 to 160 Bcf per section and that of Lorraine at 50 to 190 Bcf per section.

Gas in St. Lawrence Lowlands enjoys price advantage for producers compared to Western Canadian gas due to its proximity to user markets in Quebec and Eastern United States. To date there is no producing module in the Lowlands, hence precise economics of this emerging gas play are not known.

(ii) A carbonate gas target has been delineated. The target is a NE trending fault zone 34 kilometers long averaging one kilometer in width, all on land. The zone appears as a depression (a graben) at the top of Trenton formation of Ordovician age. The depression is interpreted by Paul Laroche, P.Eng., Consultant, to have been caused by hydrothermal dolomitization of fractured limestones (hydrothermal dolomite reservoir facies). Targets in similar geological setting along former shoreline of Cambro-Ordovician craton have produced large quantities of gas and oil in Ohio, Michigan, New York State, West Virginia and elsewhere in the Appalachians. Such targets are long and narrow. In 2006 Talisman Energy Canada drilled one well in one Altai permit aimed at the collapse zone at the top of Trenton-Black River. No gas was found at the target but "good gas shows" were present in the stratigraphically higher Utica Shales. In addition to the Trenton formation, the stratigraphically lower Chazy, Beekmantown and Potsdam formations have gas showings elsewhere in the Appalachians. Altai's deep gas target (the depression) may extend for another 20 kilometers to the SW, all in Altai's permits.

Altai's land package is adjacent and central to the properties of Gastem Inc., Questerre Energy Corporation and Junex Inc most of which are optioned either to Forest Oil or Talisman Energy.

(iv) Development of a gas storage site or sale of storage rights is also one of the important aims of the Sorel-Trois Rivieres property for Altai.

In 2009 the Company completed an additional seismic survey mostly in the eastern part of Permits 2009PG537 and 2009PG538. The survey results were interpreted by Paul Laroche, P. Eng. and P. Geologist, consultant to the Company who was also in charge of the quality control during the field survey. He concluded that **60,000 acres of the survey area are in Tier 1 area east of Yamaska Fault**, hence in the "Utica Fairway". He estimated the depth to Utica varying from 1,150 meters to about 1,500 meters and its thickness at 195 to 220 meters. The overlying lower Lorraine Shales, 180 meters in thickness, are considered by the consultant, to be prospective for gas.

This seismic survey together with seismic surveys carried out earlier by the Company are adequate for the planning of a first phase drilling program of at least two wells, one in each of Tier 1 and Tier 2 areas.

4) Sept-Iles Gas Property, Sept-Iles, Quebec North

(1) Altai owns 100% interest in a gas permit of 24,042 hectares (59,408 acres) ("Property") at Sept-Iles, Quebec North which is approximately 750 km north-east of the Company's Sorel-Trois Rivieres gas property.

The Property covers a gas well drilled in 1970 that encountered gas in recent sediments at a depth of 270 feet (90 meters) and was plugged and abandoned. As the underlying rocks are part of the Canadian Shield, the gas is probably seepage gas from Paleozoic Sediments under the St. Lawrence estuary.

(2) The 2008 Farmin Option Agreement ("Agreement") with RJK Explorations Ltd. ("RJK") on the Property was terminated by RJK in May 2009 with RJK failing to fulfill all its obligations per Agreement and not earning any interest in the Property.

(3) In June-July 2009, Altai completed a resistivity survey over the area of previous gas discovery. The resistivity survey was aimed at mapping the extent, if any, of the gas bearing strata. The gas in recent unconsolidated sediments are in sands and gravels with clay cover. The resistivity survey suggests that in the area of gas showing the clay layer directly overlies the Precambrian basement, hence the gas potential of the property is thought to be low. No work has been planned for the near future.

5) Altai Philippines Mining Corporation ("Altai Philippines")

The Company has a 40% equity interest in Altai Philippines Mining Corporation ("Altai Philippines") and has a direct 10% Net Smelter Return (NSR) royalty interest in all properties in which Altai Philippines has an interest. Alternatively, the Company may elect to give up its 10% NSR interest in return for building and owning 80% of the ore processing facilities; in such event, the Company will buy the ore from Altai Philippines by paying a royalty equal to 10% of the direct mining costs of the ore delivered to the processing facilities. Altai Philippines will subsequently have 20% ownership of the processing plant.

In the event that properties are joint-ventured, leased or sold to a third party interest(s), 60% of residual proceeds will accrue to the Company until it recovers its expenditures and outlays and 40% to Altai Philippines. After recovery of the Company's expenditures, proceeds will be shared equally.

The properties of Altai Philippines are Sibuyan Island lateritic nickel-cobalt property, Negros Island sulfur property and Lahuy Island gold property.

i) In November 2004, Altai Philippines entered into an option agreement with a consortium headed by Sunshine Gold Pty Ltd ("Sunshine") of Australia on Altai Philippines' nickel laterite property on Sibuyan Island ("Sibuyan property"). Under the option agreement, Sunshine would have ninety days from the date of Altai Philippines obtaining approval of the Mineral Production Sharing Agreement (MPSA) application for the property to exercise the option to purchase the Sibuyan property for C$1.3 million. Sunshine was to fund the expenses for the MPSA application. As at December 31, 2009 and to date, the transaction has not yet been closed.

ii) In June 2008, Altai Philippines entered into an agreement to grant an option to buy its Negros Island sulphur property to a private Philippine company (the "Optionee") for US$1,500,000 payable in three instalments over a maximum of 6 years (US$500,000 every two years or less) subject to certain approvals of the Philippine Government. As at December 31, 2009 and to date, no instalment payment has been made by the Optionee.

Though there are outstanding sale option agreements on two of the three properties of Altai Philippines, there is uncertainty in the timing of the transaction closings, if any. Therefore at end of 2008 the Company wrote down its investment in and its note receivable from Altai Philippines to $1 each.

ADOPTION OF NEW ACCOUNTING POLICIES

(a) **Credit risk**

In January 2009, the CICA's Emerging Issues Committee concluded that an entity's own credit risk and the credit risk of the counterparty should be taken into account in determining the fair value of financial assets and financial liabilities, including derivative instruments. The application of incorporating credit risk into the fair value should result in entities re-measuring the financial assets and financial liabilities as at the beginning of the period of adoption. This abstract should be applied retrospectively without restatement of prior periods to all financial assets and liabilities measured at fair value in interim and annual financial statements for periods ending on or after January 20, 2009. Retrospective application with restatement of prior periods is also permitted. The adoption of this standard did not impact the position or earnings of the Company.

(b) **Goodwill and intangible assets**
The CICA Handbook Section 3064, Goodwill and Intangible Assets, which clarifies that costs can be deferred only when they relate to an item that meets the definition of an asset. As a result, start-up costs must be expensed as incurred. CICA Handbook Section 1000, Financial Statement Concepts, was also amended to provide consistency with this new standard. The adoption of this standard did not impact the financial position or earnings of the Company.

(c) **Financial instruments - disclosures**
In June 2009, the Canadian Accounting Standards Board ("AcSB") issued the amendments to CICA Handbook Section 3862, Financial Instruments – Disclosures, which reflect the corresponding amendments made by the International Accounting Standards Board to IFRS 7, Financial Instruments: Disclosures, in March 2009.

The amendments require that all financial instruments measured at fair value be presented into one of the three hierarchy levels set forth below for disclosure purposes. Each level is based on the transparency of the inputs used to measure the fair value of assets and liabilities.

(i) Level 1: Inputs are unadjusted quoted prices of identical instruments in active markets.
(ii) Level 2: Valuation models which utilize predominately observable market inputs.
(iii) Level 3: Valuation models which utilize predominately non-observable market inputs.

The classification of a financial instrument in the hierarchy is based upon the lowest level of input that is significant to the measurement of fair value. The amendments to Section 3862 also require additional disclosure relating to the liquidity risk associated with financial instruments. The amendments improve disclosure of financial instruments specifically as it relates to fair value measurements and liquidity risk. The adoption of the amendments did not impact the Company's financial position or results of operations.

(d) **Mining exploration costs**
On March 27, 2009, the Emerging Issues Committee of the CICA issued an abstract EIC-174, "Mining Exploration Costs", which provides further guidance on the interpretation of capitalization of exploration costs related to mining properties in particular, and on impairment of long-lived assets in general. The adoption of this abstract by the Company had no impact on its financial statements.

OUTLOOK FOR 2010 AND BEYOND

In 2008, the Company raised $5.853 million mainly from private placements. These funds significantly boost the Company's general working capital even after the Company having paid the cash portion ($600,000) of the consideration in its 2008 acquisition of Petro St-Pierre Inc. for its minority interest in the Sorel-Trois Rivieres gas property.

Due to the low natural gas price, the share price of the Company remained relatively low throughout 2009. Recent positive results of various drilled wells at the St. Lawrence Lowlands Utica Shale Fairway have somewhat lifted the share price.

As major oil and gas companies are still affected by the slow economic recovery and relatively low natural gas price, they remain more reluctant to commit and take on new projects or joint ventures in yet to be proven gas plays. The recent purchases and joint ventures of major companies in the US plays, together with the increased well drilling, both vertical and horizontal wells, by Talisman and other players in the St. Lawrence Lowlands Utica Shale Gas Fairway have increased interest in the Quebec shale gas plays.

In 2009 the combination of the above two factors has slowed down the Company's plan in the development of the Sorel-Trois Rivieres gas property in the St. Lawrence Lowlands, Quebec. However we believe that in the long run, if and when (hopefully in the near future) oil and gas are proven in Quebec and in Altai's Property, our Property will be in a much more favourable position compared to projects in much more remote parts of North America due to its proximity to the Pipelines and the user markets, especially Quebec.

Preservation of the capital remains a priority of the Company. Yield on low risk short term papers remains very low due to the all time low interest rates throughout most parts of the world versus the much higher yield for the much more risky papers. Despite that, the Company prefers and continues to invest the greater part of its cash in secured short term papers which offer very low yields. In 2009 the interest income generated from this investment venue had been low.

Since July 2009 the Company has invested part of its cash in shares of Canadian major banks and relatively stable companies which are liquid and regularly pay dividends or interests. As such, the Company's marketable securities investment is liquid and reasonably safe. The income from these investments are higher than that of the secured short term papers.

The Company continually monitors the investment environment and the availability of low risk investment opportunities for its cash investment purpose.

Since Altai does not have any debt nor committed capital expenditures, has relatively low administration expenses and liquid investment, the Company will have no liquidity issues in the next few years.

In view of the economic conditions since late 2008, the Company has extended in March 2009, the warrant term by one year to May 4, 2010 for the 1,000,000 common share purchase warrants issued pursuant to the private placement of 2,000,000 common share units at $0.95 per unit closed on May 5, 2008 with warrant exercise price of $1.25 per common share and original one year warrant expiry date of May 4, 2009. All other terms and conditions of the warrants remain the same.

600,000 and 3,500,000 share purchase warrants with respective warrant exercise prices of $0.60 per common share and $0.65 per common share, all with expiry date of April 10, 2010, have expired without being exercised.

Over the next twelve months, the Company's efforts will remain focused on exploring and developing the Sorel-Trois Rivieres natural gas property in the St. Lawrence Lowlands, which has been significantly enhanced by Forest Oil's discovery referred to in their press release of April 1, 2008 and those of Talisman Energy Canada and other players in the Fairway. In order to accomplish this task, the Company will upgrade its management by hiring new personnel and adding further capabilities to its board. Altai intends to drill, frac and test at least two wells, one in each of Tier 1 and Tier 2 areas, over the next period. The Company will also carry out resistivity surveys in thick overburden area to the west of city of Trois Rivieres orientated to gas targets in recent sands and gravels. Such targets, similar to those found in Altai permits under the Lake St. Pierre to the south constitute excellent pic-shaving gas storage reservoirs similar to the adjacent Intragas facilities to the west.

The Company intends to raise funds for its Sorel-Trois Rivieres gas property exploration work through equity financing.

OFF-BALANCE SHEET TRANSACTIONS

The company does not have any off-balance sheet arrangements.

OVERALL PERFORMANCE AND RESULTS OF OPERATIONS FOR 2009

a) In 2009, the Company had a net loss of $41,156. Total expenses of $98,611 ($75,273 administrative expenses and $23,338 non-cash expenses) were partly offset by $57,455 investment and miscellaneous income.
b) The marketable securities held by Altai comprising shares of Canadian major banks and relatively stable companies denominated in Canadian currency are liquid. A small portion of the marketable securities are shares received by the Company pursuant to previous option agreements. The overall market value of the marketable securities has increased by approximately 10% over the total cost. All shares have been adjusted to their fair market values as at December 31, 2009.

RESTATEMENT OF CONSOLIDATED FINACIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2008

The Company discovered an error relating to its consolidated financial statements for the year ended December 31, 2008. In those previously released consolidated financial statements, the Company had not properly recognized the following: (1) the future income tax liability related to its acquisition of Petro St-Pierre Inc. and (2) the Company incorrectly accounted for the tax effect of the change in the fair value of its available for sale investments as an income tax expense and a reduction to accumulated other comprehensive income (loss). These consolidated financial statements have been restated to give effect to the adjustment to the purchase price allocation and the related future income tax liability arising from this acquisition and the tax adjustment relating to the change in the fair value of its available for sale investments. The value attributed to the underlying natural gas interests and related exploration expenditures, on the allocation of the purchase price has been increased by $7,448,211 to reflect a future tax liability totaling $7,448,211. This non-cash adjustment has no impact on the net loss for the year ended December 31, 2008, the net cash flows or cash balances as previously reported. The tax adjustment relating to the change in the fair value of its available for sale investments decreased net loss and deficit by $24,150 and increased accumulated other comprehensive income by $24,150. All amounts included within these consolidated financial statements and accompanying notes have been adjusted to reflect this restatement.

The following is a summary of the effects of the aforementioned adjustments on the consolidated financial statements:

	As previously Reported December 31, 2008 (a) $	Adjustment $	As restated December 31, 2008 $
Natural gas interests	23,903,965	7,448,211	31,352,176
Future tax liabilities	–	7,448,211	7,448,211
Net loss	(1,609,807)	24,150	(1,585,657)
Deficit	(7,442,092)	24,150	(7,417,942)
Accumulated other comprehensive (loss)	(28,252)	(24,150)	(52,402)

(a) As previously disclosed in the December 31, 2008 financial statements filed with regulators in April 2009.

SELECTED ANNUAL INFORMATION

	December 31, 2009 $	Restated December 31, 2008 $	December 31, 2007 $
Total revenue	57,455	152,860	25,642
Net income (loss)	(41,156)	(1,585,657)	48,092
Income (loss) per share (Basic and Diluted)	(0.00)	(0.04)	0.00
Total assets	38,080,320	37,988,034	4,505,982
Long term debt	Nil	Nil	35,100
Dividend paid	Nil	Nil	Nil

Weighted average number of shares outstanding			
Basic	49,498,484	39,602,138	28,856,554
Diluted (including share options and warrants)	55,301,224	43,767,329	31,063,554

SUMMARY OF QUARTERLY RESULTS

	Three Months Ended			
2009	December 31 $	September 30 $	June 30 $	March 31 $
Revenue	29,380	7,440	12,193	8,442
Net income (loss)	(16,864)	33,391	(28,473)	(29,210)
Net loss per share (Basic and Diluted*)	(0.00)*	0.00	(0.00)*	(0.00)*
Weighted average number of shares				
Basic	49,498,484	49,498,484	49,498,484	49,498,484
Diluted (including share options and warrants)	55,301,224	55,301,224	55,301,224	55,401,224

	Three Months Ended			
2008 (Restated)	December 31 $	September 30 $	June 30 $	March 31 $
Revenue	87,078	36,512	24,711	4,559
Net loss	(502,461)	(97,005)	(974,887)	(11,304)
Net loss per share (Basic and Diluted*)	(0.01)*	(0.00)*	(0.03)*	(0.00)*
Weighted average number of shares				
Basic	39,602,138	37,697,767	37,697,767	28,856,554
Diluted (including share options and warrants)	43,767,329	41,862,958	41,852,794	31,053,554

* Due to the loss in all quarters of 2008 and in the first, second and fourth quarters of 2009, the diluted weighted average number of shares used to calculate the diluted net loss per share in the respective periods is the same as the basic weighted average number of shares as the inclusion of outstanding share options and warrants would be anti-dilutive.

LIQUIDITY AND CAPITAL RESOURCES

The Company has a 5 year office lease starting from July 1, 2008. The basic rent per month is $1,218 and the 2009 additional rent per month was approximately $1,621 to April 30, 2009 and $1,487 effective May 1, 2009. The lease includes a 12 months Rent Free Period spread over the first three years of the lease.

RELATED PARTY TRANSACTIONS

a) Consulting services were provided by two officers. Fees for such services amounted to $78,000 (2008 – $48,000). These fees have been allocated to administrative expenses ($3,245) and resource properties ($74,755).

b) The fifth (final) instalment ($35,100) of the $175,500 consulting charge payable in 5 equal annual instalments to an officer of the Company per agreement signed in 2004, had been paid in the first quarter of 2009.

PRESENTATION OF ANNUAL FINANCIAL STATEMENTS AND MD&A

Management, including the President and the Secretary-Treasurer, have reviewed the annual financial statements and annual MD&A (the "annual filings") for the financial year ended December 31, 2009.

Based on the knowledge of the President and the Secretary-Treasurer, having exercised reasonable diligence, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, for the period covered by the annual filings.

Based on the knowledge of the President and the Secretary-Treasurer, having exercised reasonable diligence, the annual financial statements together with other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the Company for the periods presented in the annual filings.

OUTSTANDING SHARES

As of April 23, 2010, the Company's share capital is as following:

	Basic	Weighted average
Issued and outstanding common shares	49,513,552	49,513,552
Stock options	1,220,000	1,148,765
Warrants	1,000,000	1,000,000
Common shares fully diluted	51,733,552	51,662,317

FORM 52-109FV1

CERTIFICATION OF ANNUAL FILINGS

VENTURE ISSUER BASIC CERTIFICATE

I, ***Niyazi Kacira, President and CEO of Altai Resources Inc.***, certify the following:

1. ***Review:*** I have reviewed the AIF, if any, annual financial statements and annual MD&A, including, for greater certainty, all documents and information that are incorporated by reference in the AIF (together, the "annual filings") of ***Altai Resources Inc.*** (the "issuer") for the financial year ended ***December 31, 2009***.

2. ***No misrepresentations:*** Based on my knowledge, having exercised reasonable diligence, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, for the period covered by the annual filings.

3. ***Fair presentation:*** Based on my knowledge, having exercised reasonable diligence, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date of and for the periods presented in the annual filings.

Date: ***April 27, 2010***

"Niyazi Kacira"

Signature
President and CEO

NOTE TO READER

In contrast to the certificate required for non-venture issuers under National Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings* (NI 52-109), this Venture Issuer Basic Certificate does not include representations relating to the establishment and maintenance of disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as defined in NI 52-109. In particular, the certifying officers filing this certificate are not making any representations relating to the establishment and maintenance of:

i) controls and other procedures designed to provide reasonable assurance that information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

ii) a process to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP.

The issuer's certifying officers are responsible for ensuring that processes are in place to provide them with sufficient knowledge to support the representations they are making in this certificate. Investors should be aware that inherent limitations on the ability of certifying officers of a venture issuer to design and implement on a cost effective basis DC&P and ICFR as defined in NI 52-109 may result in additional risks to the quality, reliability, transparency and timeliness of interim and annual filings and other reports provided under securities legislation.

FORM 52-109FV1

CERTIFICATION OF ANNUAL FILINGS

VENTURE ISSUER BASIC CERTIFICATE

I, ***Maria Au, Secretary-Treasurer of Altai Resources Inc.***, certify the following:

1. ***Review:*** I have reviewed the AIF, if any, annual financial statements and annual MD&A, including, for greater certainty, all documents and information that are incorporated by reference in the AIF (together, the "annual filings") of ***Altai Resources Inc.*** (the "issuer") for the financial year ended ***December 31, 2009***.

2. ***No misrepresentations:*** Based on my knowledge, having exercised reasonable diligence, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, for the period covered by the annual filings.

3. ***Fair presentation:*** Based on my knowledge, having exercised reasonable diligence, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date of and for the periods presented in the annual filings.

Date: ***April 27, 2010***

"Maria Au"

Signature
Secretary-Treasurer

NOTE TO READER

In contrast to the certificate required for non-venture issuers under National Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings* (NI 52-109), this Venture Issuer Basic Certificate does not include representations relating to the establishment and maintenance of disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as defined in NI 52-109. In particular, the certifying officers filing this certificate are not making any representations relating to the establishment and maintenance of:

i) controls and other procedures designed to provide reasonable assurance that information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

ii) a process to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP.

The issuer's certifying officers are responsible for ensuring that processes are in place to provide them with sufficient knowledge to support the representations they are making in this certificate. Investors should be aware that inherent limitations on the ability of certifying officers of a venture issuer to design and implement on a cost effective basis DC&P and ICFR as defined in NI 52-109 may result in additional risks to the quality, reliability, transparency and timeliness of interim and annual filings and other reports provided under securities legislation.